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                                                                   EXHIBIT 23.2



The Board of Directors
International Alliance Services, Inc.:


We consent to incorporation by reference in the registration statement on Form S-8 of International Alliance Services, Inc. for the Agents 1997 Stock Option Plan and the 1996 Employee Stock Option Plan of our report dated March 25, 1997, relating to the consolidated and combined balance sheets of International Alliance Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated and combined statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and all related schedules, which report appears in the December 31, 1996, annual report on Form 10-K of International Alliance Services, Inc.


KPMG Peat Marwick LLP



Cleveland, Ohio
September 2, 1997